Exhibit 99.1

Notice of Extraordinary General Meeting

Hong Kong, Shanghai, & Florham Park, NJ — Thursday, March 13, 2025: HUTCHMED (China) Limited (“HUTCHMED”or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that its Circular (including Notice of Extraordinary General Meeting) and the Form of Proxy (“EGM Materials”), will be posted on March 14, 2025 to those shareholders who have elected to receive the EGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2025 Extraordinary General Meeting (“EGM”) will be an electronic/hybrid meeting to be held at 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on Monday, March 31, 2025 at 3:00 pm Hong Kong Time (8:00 am London Time), with online access through an online platform as detailed in the EGM Materials.

The EGM is being convened for the purposes of approving the Company’s proposed disposal of its 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited (as first announced January 1, 2025 and further announced on March 2, 2025). Shareholders are encouraged to read the EGM Materials in full.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500